February 18, 2022 Via Edgar Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C., 20549

Re:	Majestic Ideal Holdings Ltd. (CIK No. 0001897532) Draft Registration Statement on Form F-1 Response to the Staff’s Comments Dated February 9, 2022

Dear Mr. Jones, Ms. Clark, Mr. Woody, and Mr. Ingram:

On behalf of our client, Majestic Ideal Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated February 9, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on January 26, 2022. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Staff’s comments from its letters dated February 9, 2022 is repeated below in bold and followed by the Company’s responses. We also repeat the Staff’s comments from its letter dated January 14, 2022 and have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the prior comments now appear. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners

Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Choo Lye TAN	陳珠萊	Sook Young YEU	呂淑榮
Michael K.S. CHAN	陳國淳	Scott D. PETERMAN	畢德民	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知
Sacha M. CHEONG	文錦明	Carolyn H.L. SNG	孫慧蓮	Christopher TUNG	董彥華
Jay C. CHIU	邱志藩	Virginia M.L. TAM	譚敏亮	Frank VOON	溫匯源

Registered Foreign Lawyer (PRC)

Amigo L. XIE	謝嵐

Comments in Letter Dated February 9, 2022

Cover Page

1.	In comment 1 of our letter dated January 14, 2022, we made a specific request that would assist the staff in its analysis of your disclosure and we are reissuing that comment in full. Several comments contained in this letter have numerous components and the comments contained in our January 14, 2022 letter had many subcomponents. As we previously requested, with the next amendment, please be sure that you file a letter of correspondence on EDGAR that separates each comment and component, including the comments contained in our prior letter, and reproduces the disclosure and the specific location in your prospectus where you believe the comment is addressed.

The Company has acknowledged the Staff’s comment as reflected in its responses throughout and herein.

2.	We note your response to comment 3. Please revise to address the following:

• the disclosure in the first bullet point on the cover page should make clear that the actions could result in a material change in your operations and/or the value of the securities you are registering for sale;

In response to the Staff’s comment, the Company has added the referenced disclosure in paragraph 6 on the prospectus cover page of the Revised Draft Registration Statement.

• the disclosure in the third bullet point on the cover page should make clear that the actions could significantly limit or completely hinder your ability to offer or continue to offer securities to investors; and

In response to the Staff’s comment, the Company has added the referenced disclosure in paragraph 6 on the prospectus cover page of the Revised Draft Registration Statement.

• in the second paragraph following the bulleted list, make clear that the actions also: (1) could result in a material change in your operations and/or the value of the securities you are registering for sale, and (2) could significantly limit or completely hinder your ability to offer or continue to offer your securities to investors.

In response to the Staff’s comment, the Company has added the referenced disclosure in paragraph 7 on the prospectus cover page of the Revised Draft Registration Statement.

3.	We note your responses to prior comments 5 and 7. Please update the disclosure on the cover page and the disclosure at the bottom of page 2 to state whether the dividend declared by Multi Ridge which remained unpaid as of September 30, 2021 has since been paid.

The Company respectfully advises the Staff that the dividend declared by Multi Ridge in the amount of HKD5,820,000 which remained unpaid as of September 30, 2021 has been paid on February 14, 2022 and disclosed in paragraph 9 on the prospectus cover page and the last paragraph on page 2 of the Revised Draft Registration Statement.

Prospectus Summary, page 1

4.	We note your response to prior comment 6. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the operations of your subsidiaries, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has added the disclosure on the permission or approval required from Hong Kong authorities on page 4 of the Revised Draft Registration Statement.

The disclosure on “whether the Company or its subsidiaries are covered by permissions requirements from the CSRC …” can be found in the first paragraph under the subsection titled “Permission Required from Chinese Authorities” on page 4 of the Revised Draft Registration Statement.

The disclosure “if the Company or its subsidiaries do not receive or maintain such permissions …” can be found in the second paragraph under the subsection titled “Permission Required from Chinese Authorities” on page 4 of the Revised Draft Registration Statement.

Risks Associated with our Business, page 5

5.	Please revise this section and the Risk Factors section to move forward the risks related to doing business in China so that such risks are prominently disclosed within each section in relation to other identified material risks.

In response to the Staff’s comment, the disclosure on “Risks Related to Doing Business in China” has been moved forward to pages 5 and 14 of the Revised Draft Registration Statement.

Risks Related to Doing Business in China, page 6

6.	We note your response to prior comment 8 and the cross-reference on page 6. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks and provide cross-references to the more detailed discussion of each risk in the prospectus as opposed to a cross-reference to the section beginning on page 18.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 5 under the subsection titled “Risks Related to Doing Business in China” of the Revised Draft Registration Statement.

7.	We note your response to comment 8 and your disclosure in the bullet points in this section. Please specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Also, please ensure that you acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the disclosure on the “risks and uncertainties regarding the enforcement of laws …” can be found in the first bullet point under the subsection titled “Risks Related to Doing Business in China” on page 5 of the Revised Draft Registration Statement.

The disclosure on the risk that the “Chinese government may intervene or influence Company’s operations at any time …” can be found in the second bullet point under the subsection titled “Risks Related to Doing Business in China” on page 5 of the Revised Draft Registration Statement.

The disclosure on the risk that the “Chinese government exert more oversight and control over offerings that are conducted overseas…” can be found in the third bullet point under the subsection titled “Risks Related to Doing Business in China” on page 5 of the Revised Draft Registration Statement.

8.	Please include a bullet point to highlight the recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

In response to the Staff’s comment, the Company has added the referenced disclosure in the fourth bullet point under the subsection titled “Risks Related to Doing Business in China” on page 5 and made the corresponding changes on page 15 of the Revised Draft Registration Statement section for consistency.

Undertakings, page II-1

9.	Please revise to include the undertaking of Item 512 of Regulation S-K, such as Item 512(a)(4) of Regulation S-K.

In response to the Staff’s comment, the Company has added the referenced disclosure on page II-1 of the Revised Draft Registration Statement.

Comments in Letter Dated January 14, 2022

General

1.	Many of the comments contained in this letter have numerous components. To facilitate the staff’s analysis of your disclosure, your response letter should separate each comment and component and reproduce the disclosure and the specific location in your prospectus where you believe the SEC’s concern is addressed.

The Company has acknowledged the Staff’s comment as reflected in its responses throughout and herein.

Cover Page

2.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the referenced disclosure can be found in paragraph 5 on the prospectus cover page of the Revised Draft Registration Statement.

3.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the disclosure on the “legal and operational risks …” and “whether these risks could result in a material change in our operations …” can be found in paragraph 6 on the prospectus cover page of the Revised Draft Registration Statement.

The disclosure on the “recent statements and regulatory actions by China’s government …” can be found in paragraph 7 on the prospectus cover page of the Revised Draft Registration Statement.

The disclosure on the “determinations announced by the PCAOB …” can be found in paragraph 8 on the prospectus cover page of the Revised Draft Registration Statement.

4.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comment, the referenced disclosure can be found in paragraph 5 on the prospectus cover page of the Revised Draft Registration Statement.

5.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.

In response to the Staff’s comment, the referenced disclosure can be found in paragraph 9 on the prospectus cover page of the Revised Draft Registration Statement.

Prospectus Summary, page 1

6.	Disclose each permission or approval that you, or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The disclosure on “whether the Company or its subsidiaries are covered by permissions requirements from the CSRC …” can be found in the first paragraph under the subsection titled “Permission Required from Chinese Authorities” on page 4 of the Revised Draft Registration Statement.

The disclosure “if the Company or its subsidiaries do not receive or maintain such permissions …” can be found in the second paragraph under the subsection titled “Permission Required from Chinese Authorities” on page 4 of the Revised Draft Registration Statement.

7.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company your businesses, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under agreements.

In response to the Staff’s comment, the disclosure on “how cash is transferred …” can be found in paragraph 1 under the subsection titled “Transfers of Cash To and From Our Subsidiaries” on page 2 of the Revised Draft Registration Statement.

The disclosure on the “Company’s intentions to distribute earnings …” can be found in paragraph 2 under the subsection titled “Transfers of Cash To and From Our Subsidiaries” on page 2 of the Revised Draft Registration Statement.

The disclosure on “Quantifying any cash flows …” can be found in paragraph 3 under the subsection titled “Transfers of Cash To and From Our Subsidiaries” on page 2 of the Revised Draft Registration Statement.

The disclosure on “Quantifying any dividends or distributions …” can be found in paragraph 3 under the subsection titled “Transfers of Cash To and From Our Subsidiaries” on page 2 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that no dividends or distributions have been made to U.S. investors to date.

The disclosure on “any restrictions on foreign exchange …” can be found in paragraphs 3 and 5 under the subsection titled “Transfers of Cash To and From Our Subsidiaries” on page 3 of the Revised Draft Registration Statement.

The disclosure on “any restrictions and limitations on Company’s ability to distribution earnings …” can be found in paragraphs 2, 3, and 4 under the “Transfers of Cash To and From Our Subsidiaries” subsection on page 3 of the Revised Draft Registration Statement.

Risks Relating to Doing Business in China, page 4

8.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the disclosure on the “risks and uncertainties regarding the enforcement of laws …” can be found in the first bullet point under the subsection titled “Risks Related to Doing Business in China” on page 5 of the Revised Draft Registration Statement.

The disclosure on the risk that the “Chinese government may intervene or influence Company’s operations at any time …” can be found in the second bullet point under the subsection titled “Risks Related to Doing Business in China” on page 5 of the Revised Draft Registration Statement.

The disclosure on the risk that the “Chinese government exert more oversight and control over offerings that are conducted overseas…” can be found in the third bullet point under the subsection titled “Risks Related to Doing Business in China” on page 5 of the Revised Draft Registration Statement.

9.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, the referenced disclosure can be found in the fourth bullet point under the subsection titled “Risks Related to Doing Business in China” on page 5 of the Revised Draft Registration Statement.

Risks Related to Doing Business in China, page 15

10.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the disclosure on the risk that “the Chinese government may intervene or influence Company’s operations at any time …” is disclosed as the second risk factor on page 14 of the Revised Draft Registration Statement.

The disclosure on the risk relating to “the recent statements by the Chinese government …” is disclosed as the first risk factor on page 15 of the Revised Draft Registration Statement.

11.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the referenced disclosure can be found on page 17 of the Revised Draft Registration Statement.

Our Shares may be prohibited from being traded on a national exchange, page 16

12.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the disclosure on the “Accelerating Holding Foreign Companies Accountable Act …” can be found in paragraph 2 on page 16 of the Revised Draft Registration Statement.

The disclosure on the Commission’s adoption of rules to implement the HFCAA can be found in paragraph 1 on page 16 of the Revised Draft Registration Statement.

The disclosure on the PCAOB’s determination report can be found in paragraph 3 on page 16 of the Revised Draft Registration Statement.

Certain Relationships and Related-Party Transactions, page 83

13.	Please ensure that you have provided the required disclosure for transactions with related parties for the period since the beginning of your last three fiscal years up to the date of the registration statement. In this regard, we note the disclosure in this section about amounts as of September 30, 2021.

In response to the Staff’s comment, the referenced disclosure can be found on page 89 of the Revised Draft Registration Statement.

Signatures, page II-3

14.	Please indicate below the second paragraph of text required on the Form F-1 Signatures page who is signing your document in the capacity of controller or principal accounting officer.

In response to the Staff’s comment, the referenced disclosure can be found on page II-5 of the revised Draft Registration Statement.

Please contact Virginia Tam or Clayton Parker of K&L Gates at +852.2230.3535 or 1.305.539.3306, respectively, with any questions or further comments on the responses to the Staff’s comments.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam